SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Rouse Properties, Invc.
(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

779287101
(CUSIP Number)

Cai Zhiwei
China Investment Corporation, Stable Investment Corporation, Best Investment Corporation
New Poly Plaza
No.1 Chaoyangmen Beidajie
Beijing 100010, P.R. China
Facsimile: +86 (10) 64086282

Copy to:

Lee Parks, Esq.
Fried, Frank, Harris, Shriver, & Jacobson LLP
One New York Plaza
New York, NY 10004−1980
(212) 859−8000

January 12, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS China Investment Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,917
	8	SHARED VOTING POWER 9,019,368*
	9	SOLE DISPOSITIVE POWER 4,917
	10	SHARED DISPOSITIVE POWER 9,019,368*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,024,285*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.39%*
14	TYPE OF REPORTING PERSON CO

* By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of these shares of Common Stock with the Other Filers (as defined in Item 5).  Additionally, by virtue of the various agreements and arrangements described in this Schedule 13D, the Reporting Person may be deemed to be a member of a “group” with the Other Filers with respect to beneficial ownership of such shares of Common Stock as well as with respect to any other shares of Common Stock beneficially owned by such Other Filers.  The Reporting Person expressly disclaims, to the extent permitted by applicable law, beneficial ownership of the shares reported herein as well as any other shares of Common Stock beneficially owned by the Other Filers.  See Item 5.

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Stable Investment Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,019,368*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,019,368*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,019,368*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.37%*
14	TYPE OF REPORTING PERSON CO

* By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of these shares of Common Stock with the Other Filers (as defined in Item 5).  Additionally, by virtue of the various agreements and arrangements described in this Schedule 13D, the Reporting Person may be deemed to be a member of a “group” with the Other Filers with respect to beneficial ownership of such shares of Common Stock as well as with respect to any other shares of Common Stock beneficially owned by such Other Filers. The Reporting Person expressly disclaims, to the extent permitted by applicable law, beneficial ownership of the shares reported herein as well as any other shares of Common Stock beneficially owned by the Other Filers.  See Item 5.

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Best Investment Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,019,368*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,019,368*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,019,368*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.37%*
14	TYPE OF REPORTING PERSON CO

* By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of these shares of Common Stock with the Other Filers (as defined in Item 5).  Additionally, by virtue of the various agreements and arrangements described in this Schedule 13D, the Reporting Person may be deemed to be a member of a “group” with the Other Filers with respect to beneficial ownership of such shares of Common Stock as well as with respect to any other shares of Common Stock beneficially owned by such Other Filers. The Reporting Person expressly disclaims, to the extent permitted by applicable law, beneficial ownership of the shares reported herein as well as any other shares of Common Stock beneficially owned by the Other Filers.  See Item 5.

Security and Issuer

Item 1. Security and Issuer

    This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, $0.01 par value per share (the “Common Stock”), of Rouse Properties, Inc., a Delaware corporation (the “Company”).  The address of the Company’s principal executive offices is 114 Avenue of the Americas, Suite 2800, New York, New York, 10110.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by each of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i)  China Investment Corporation (“CIC”), a corporation established under the Company Law of the People's Republic of China;

(ii) Stable Investment Corporation. (“Stable”), a corporation established under the Company Law of the People's Republic of China; and

(iii) Best Investment Corporation (“Best”), a corporation established under the Company Law of the People's Republic of China.

Schedule I hereto, with respect to CIC, Schedule II hereto, with respect to Stable, and Schedule III hereto, with respect to Best, set forth lists of all of the directors and executive officers or persons holding equivalent positions (the “Scheduled Persons”) of each such Reporting Person.

(b)  The principal business address of each of CIC, Stable, and Best is New Poly Plaza No.1 Chaoyangmen Beidajie Beijing 100010, P.R. China.

(c) The principal business of each of CIC, Stable and Best is to be an investment company.

(d), (e) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the Scheduled Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding or was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Schedule I, Schedule II, and Schedule III hereto set forth the citizenships of each of the Scheduled Persons who is a natural person.

Item 3. Source and Amount of Funds or Other Consideration

Each of Stable and Best directly hold, and by virtue of being the parent of CIC International Co., Limited (“CIC International”), which is the parent of Stable and Best, CIC indirectly holds, an ownership interest in Brookfield Retail Holdings III LLC (“BRH III”), one of the entities listed below (each, an “Investment Vehicle”), which entitles them to certain voting rights with respect to the Common Stock held by all of the Investment Vehicles.  Therefore, the Reporting Persons may be deemed to share beneficial ownership of such securities. See Items 4 and 5.

The shares of Common Stock reported herein by the Reporting Persons were received in connection with the Spin-off (as defined in Item 4).  The number of shares of Common Stock received in the Spin-off by or on behalf of each Investment Vehicle are set forth in Item 5.

Item 4. Purpose of the Transaction

Overview

The Reporting Persons beneficially own common stock in General Growth Properties, Inc., a Delaware corporation (“GGP”).  On January 12, 2012, GGP completed a spin-off of a portion of its business, forming the Company as a separate publicly-traded corporation (the “Spin-off”). The Spin-off was effected via a special dividend of Company stock to each shareholder as of the close of business on December 30, 2011 (the “Record Date”) of GGP.  For every one share of GGP common stock owned as of the close of business on the Record Date, GGP stockholders received approximately 0.0375 shares of Company common stock (representing a distribution ratio of 1:26.66).  Each of the Reporting Persons was a beneficial owner of GGP common stock as of the Record Date.

Rights Offering

The Company has disclosed that it may conduct a rights offering pursuant to which it would distribute at no charge to the holders of Common Stock transferable subscription rights to purchase up to an aggregate of 13,333,333 shares of the Company’s common stock at a cash subscription price of $15.00 per whole share.  The rights offering would be able to be canceled by the Company’s board of directors at any time prior to the expiration of the rights offering.

CIC, Stable and Best have not determined whether to participate in the contemplated rights offering and if they do not participate, whether to transfer their subscription rights. For the reasons described below under Section 5, “Interest in the Securities of the Issuer,” CIC, Stable and Best may be deemed to share beneficial ownership of shares of Common Stock purchased by Brookfield in connection with the rights offering pursuant to the Standby Agreement (described below) and may be deemed a member of a group with Brookfield with respect to such shares of Common Stock.

Brookfield US Corporation (“BUSC”) and Brookfield Asset Management Inc. (“Brookfield”) (solely for the purposes of certain provisions) are party to a backstop agreement, dated as of December 16, 2011 (the “Standby Agreement”) with GGP and the Company in connection with the rights offering. Pursuant to the Standby Agreement, BUSC is contractually obligated to (i) purchase its pro rata share of the rights offering at the rights offering price of $15 per share and (ii) purchase any remaining shares that are not subscribed for upon the completion of the rights offering at the rights offering at a price of $15 per share.  None of the Reporting Persons are party to, or have any obligations under, the Standby Agreement. The summary contained herein of the Standby Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Standby Agreement, a copy of which is filed as Exhibit 1 hereto and which is incorporated herein by reference.

Registration Rights Agreement

 BUSC and certain other Reporting Persons are party to a registration rights agreement with the Company (the “Registration Rights Agreement”).  Pursuant to the Registration Rights Agreement, the Company is obligated to file a resale shelf registration statement with the Securities Exchange Commission and, upon the request of the Reporting Persons party to the Registration Rights Agreement, is obligated to use its commercially reasonable efforts to effect a registration under applicable federal and state securities laws for shares of Company common stock held by BUSC and the other Reporting Persons party to the Registration Rights Agreement.  The Registration Rights Agreement also provides for demand rights and customary piggyback registration rights.

The summary contained herein of the Registration Rights Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is filed as Exhibit 2 hereto and which is incorporated herein by reference.

Operating Agreements

The shares of Common Stock reported herein are directly held by the Investment Vehicles or, in the case of Brookfield Retail Holdings IV-B LLC (“BRH IV-B”) and Brookfield Retail Holdings BRH IV-C LLC (“BRH IV-C”), by Brookfield US Retail Holdings LLC (“ BUSRH”), a Delaware limited liability company as nominee for such Investment Vehicles pursuant to the agreement, dated October 25, 2010, by and among BRH IV-B, Brookfield, and BUSRH, and the agreement, dated October 25, 2010, by and among BRH IV-C, Brookfield, and BUSRH, respectively.  Each Investment Vehicle is governed by a substantially similar limited liability company agreement or limited partnership agreement in the form attached as an exhibit hereto (collectively, the “Operating Agreements”).

Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP (“BAM Canada”) acts as managing member or general partner, as applicable, of each of the Investment Vehicles.  As managing member or general partner, BAM Canada has the primary role in structuring and monitoring the investment in the Company, as well as strategy related to the shares of Common Stock and other securities directly held by the Investment Vehicles, subject to the approval of Tier One Actions as described below.  In addition, BAM Canada is empowered to take any and all actions incident to the conduct of the Investment Vehicle’s business, which is making investments in the Company, subject to the approval of Tier One Actions as described below.  Additionally, the Operating Agreements provide that an Investment Vehicle is designated as a “Tier One Parallel Investment Vehicle” if such Investment Vehicle includes a member (or a group of affiliated members) which owns 10% or more of the aggregate interests of all of the Investment Vehicles.  Each Tier One Parallel Investment Vehicle is governed by a separate board of directors (as applicable to each Tier One Parallel Investment Vehicle, the “Board”) comprised of representatives appointed by each member of such Tier One Parallel Investment Vehicle that owns 10% or more of the aggregate interests of all of the Investment Vehicles.  Each Investment Vehicle which is not a Tier One Parallel Investment Vehicle has a board of directors comprised of representatives appointed by BAM Canada.

Pursuant to the terms of each Operating Agreement, the members of each Investment Vehicle agreed, among other things, (i) to provide other members of the Investment Vehicle with “tag-along” rights to the extent that any member receives and intends to accept a bona fide offer to transfer interests in the Investment Vehicle, and (ii) to provide for a liquidation of the Investment Vehicle (and disposition or distribution of the shares of Common Stock and other assets held by such Investment Vehicle) upon the occurrence of certain specified events, including the removal of BAM Canada as the managing member or general partner, as applicable, or a vote of a specified percentage of interests in such Investment Vehicle.  Pursuant to the terms of each Operating Agreement, Brookfield (US) Investments Ltd., a Bermuda limited company and a wholly-owned subsidiary of Brookfield, benefits from a carried interest in Brookfield Retail Holdings II (“ BRH II”), BRH III, Brookfield Retail Holdings IV-A LLC (“BRH IV-A”), BRH IV-B, BRH IV-C and Brookfield Retail Holdings BRH IV-D LLC (“BRH IV-D”).  In addition, the Operating Agreements provide for, following the third anniversary November 9, 2010, (i) a sale of Common Stock held by the applicable Investment Vehicle upon the recommendation by BAM Canada that such securities be sold and (ii) the right of the members of the Investment Vehicle to offer to sell their interests in the Investment Vehicle to other members, or, if no other members elect to purchase such interests, the right to cause the sale of the shares of Common Stock relating to such member’s interest in the Investment Vehicle and the distribution of the proceeds from such sales to such requesting member, in exchange for its membership interest in the Investment Vehicle.

Stable and Best hold a collective 99.499848% percentage ownership interest in BRH III.  Because such interest represents more than 10% of the aggregate interests of all of the Investment Vehicles, BRH III is deemed to be a Tier One Parallel Investment Vehicle, which is governed by the Board, and Stable and Best have a right to appoint the members of such Board (as well as any replacement members).

The summary contained herein of the Operating Agreements is not intended to be complete and is qualified in its entirety by reference to the full text of the form of limited liability company agreement for each Investment Vehicle that is a limited liability company, a copy of which is filed as Exhibit 3 hereto and which is incorporated herein by reference, and the form of limited partnership agreement for each Investment Vehicle that is a limited partnership, a copy of which is filed as Exhibit 4 hereto and which is incorporated herein by reference.

Voting Agreement

In connection with the transactions described herein, and pursuant to the terms of the applicable Operating Agreement, each of the Investment Vehicles are party to a Voting Agreement, dated as of October 25, 2010 (the “Voting Agreement”), pursuant to which each Investment Vehicle agreed not to take certain actions unless the consent of a specified percentage of the interests of the Tier One Parallel Investment Vehicles is obtained.  Pursuant to the terms of the Voting Agreement, certain actions (including but not limited to (i) any matter that the Investment Vehicles, in their capacity as stockholders of the Company, are entitled to vote upon (ii) subject to applicable fiduciary duties, certain matters upon which directors of the Company are entitled to vote and (iii) dispositions of material assets of the Investment Vehicles) (“Tier One Actions”) with respect to the securities of the Company requires either a “majority vote” of the Tier One Parallel Investment Vehicles (i.e., more than  50% of the aggregate ownership interests held by all Tier One Parallel Investment Vehicles), a “super-majority vote” of the Tier One Parallel Investment Vehicles (i.e., 66 2/3% of the aggregate ownership interests held by all Tier One Parallel Investment Vehicles), or a “hyper-majority vote” of the Tier One Parallel Investment Vehicles (i.e., 86% of the aggregate ownership interests held by all Tier One Parallel Investment Vehicles).  For any Tier One Action, the Board instructs BAM Canada, as the managing member of each Tier One Parallel Investment Vehicle, how to vote such Tier One Parallel Investment Vehicle’s interest.  Under the respective Operating Agreements, each Tier One Parallel Investment Vehicle has agreed to act in accordance with the result of the majority vote, super-majority vote, or hyper-majority vote, as applicable, with respect to each Tier One Action which is presented to the Tier One Parallel Investment Vehicles in accordance with the Voting Agreement.

Stable and Best hold a collective 99.499848% percentage ownership interest in BRH III.  Because such interest represents more than 10% of the aggregate interests of all of the Investment Vehicles, BRH III is deemed to be a Tier One Parallel Investment Vehicle, and Stable and Best, collectively, have a right to appoint the members of the Board of BRH III (as well as any replacement members).  Because BRH III owns more than 14% of the of the aggregate ownership interests held by all Tier One Parallel Investment Vehicles, no Tier One Action that requires a “hyper-majority vote” (including voting decisions and material dispositions of Common Stock by the Investment Vehicles) may be taken by any of the Investment Vehicles without the affirmative vote of BRH III as instructed by the Board of BRH III in accordance with the Operating Agreements and the Voting Agreement.  As a result, the Reporting Persons may be deemed to have shared beneficial ownership over the securities owned by the Investment Vehicles.

The summary contained herein of the Voting Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is filed as Exhibit 5 hereto and which is incorporated herein by reference.

*      *      *      *     *

Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D, although the Reporting Persons reserve the right to develop such plans or proposals.

Item 5. Interest in Securities of the Issuer

(a)-(b) As of the close of business on  January 23, 2012, the Investment Vehicles directly held and beneficially owned the shares of Common Stock  indicated on the following table.  Each of the Investment Vehicles shares voting and investment power as indicated in the paragraphs below the table.  All calculations of percentages of beneficial ownership in this Item 5 and elsewhere in this Schedule 13D are based on the 35,546,639 shares of Common Stock by the Company as expected to be outstanding as of January 23, 2012 following the consummation of the transactions contemplated by the Spin-off.

Investment Vehicle	Number of Shares of Common Stock (Rounded)	Beneficial Ownership
Brookfield Retail Holdings LLC (formerly known as REP Investments LLC) (“BRH”)	2,946,661	8.29%
BRH II	2,012,058	5.66%
BRH III	2,307,948	6.49%
BRH IV-A	265,725	0.75%
BRH IV-B (1)	530,636	1.49%
BRH IV-C (1)	177,774	0.50%
BRH IV-D	178,393	0.50%
Brookfield Retail Holdings V LLC (“BRH V”)	600,173	1.69%
Total:	9,019,368	25.37%

(1) The shares of Common Stock are held directly by Brookfield US Retail Holdings LLC. Pursuant to the BRH IV-B Agreement and BRH IV-C Agreement, as applicable, the applicable Investment Vehicle shares investment and voting power (but not with Brookfield US Retail Holdings LLC) over the shares of Common Stock  held directly by Brookfield US Retail Holdings LLC.

None of the Reporting Persons has sole voting or investment power with respect to any shares of Common Stock.

By virtue of (i) the ability of Stable and Best under the Operating Agreement of BRH III to appoint and remove the members of the board of directors of BRH III and (ii) the ability of the board of directors of BRH III, which owns more than more than 14% of the of the aggregate ownership interests held by all Tier One Parallel Investment Vehicles, to direct BAM Canada on behalf of BRH III to veto any action requiring a hyper-majority vote under the Voting Agreement (including voting decisions and material dispositions of Common Stock by the Investment Vehicles), Stable and Best may be deemed to share beneficial ownership of the Common Stock held by each of the Investment Vehicles with the Other Filers (as defined below).  By virtue of CIC being the parent of CIC International, which is the parent of both Stable and Best, CIC may be deemed to share beneficial ownership of the Common Stock held by each of the Investment Vehicles.  Additionally, by virtue of the various agreements and arrangements described in this Schedule 13D, the Reporting Persons may be deemed to be members of a “group” with the Investment Vehicles and Brookfield Asset Management Inc., Trilon Bancorp Inc., Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP, Brookfield Private Funds Holdings Inc., Brookfield Retail Split LP, Brookfield US Holdings Inc., Brookfield US Corporation, Brookfield REP GP Inc., and Future Fund Board of Guardians (collectively, the “Other Filers”) with respect to the shares of Common Stock  held by the Investment Vehicles as well as any other shares of Common Stock beneficially owned by such Other Filers. The Reporting Persons may be deemed to share beneficial ownership of the 4,323,616 shares of Common Stock held by Brookfield Retail Holdings VI LLC (“BRH VI”) as of January 23, 2012, which shares are not subject to the Operating Agreements or the Voting Agreement.  Each Reporting Person expressly disclaims, to the extent permitted by applicable law, beneficial ownership of these shares and they are not reflected in the number of beneficially owned shares disclosed by the Reporting Persons. None of the Investment Vehicles or the Other Filers is a Reporting Person on this Schedule 13D, and any obligations any of them may have under Section 13(d) of the Act would have to be satisfied on one or more separate filings.  Each Reporting Person expressly disclaims, to the extent permitted by applicable law, beneficial ownership of the shares reported herein as well as any other shares of Common Stock beneficially owned by the Other Filers.

CIC International is the parent of a wholly owned subsidiary (other than Stable and Best). As of the close of business on January 23, 2012, CIC International’s wholly owned subsidiary held and beneficially owned 4,917 shares of Common Stock (the “Additional Shares”). CIC, by virtue of being the parent of CIC International, may be deemed to share beneficial ownership of the Additional Shares. Taking into account CIC’s beneficial ownership in the Common Stock held by the Investment Vehicles and the Additional Shares, CIC’s beneficial ownership represents 25.39% of the outstanding Common Stock of the Company.

If the Company’s board of directors does not rescind the rights offering discussed in Item 4and CIC does not transfer its subscription rights, by virtue of BRH III’s right to purchase shares of Common Stock in the rights offering, and CIC’s, Stable’s and Best’s ownership of BRH III, CIC, Stable and Best anticipate that they would have the right to acquire an additional approximately 865,333 shares of Common Stock. In addition, CIC may have the right to acquire beneficial ownership of an additional approximately 1,867 shares of Common Stock as a result of CIC International’s ownership of the Additional Shares.

(c) Other than the receipt of the shares of Common Stock in the Spin-off described in Item 4, none of the Reporting Persons, nor to their knowledge, any of the Scheduled Persons, has effected any transaction in Common Stock during the past sixty (60) days.

(d) Pursuant to the terms of the Operating Agreements, Brookfield (US) Investments Ltd., a Bermuda limited company and a wholly-owned subsidiary of Brookfield, holds a Class B interest in BRH II, BRH III, BRH IV-A, BRH IV-B, BRH IV-C and BRH IV-D, which entitles Brookfield (US) Investments Ltd. to receive a portion (up to 20%) of the aggregate investment proceeds distributed to non-managing members or limited partners, as applicable, of such Investment Vehicles.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 4 and Item 5 of this statement on Schedule 13D are incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into an agreement on January 23, 2011, with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto (the “Joint Filing Agreement”).  The Joint Filing Agreement is attached hereto as Exhibit 6.

 Stable is a party to letter agreement dated October 25, 2010 (the “Stable Letter Agreement”) in connection with its purchase of a limited liability company interest in BRH III, and the entering into of the Operating Agreement of BRH III and the subscription agreement related thereto.  The Stable Letter Agreement establishes certain aspects of the relationship between BAM Canada and Stable in connection with BAM Canada’s responsibilities as the managing member of BRH III.  Among other things, the Stable Letter Agreement includes provisions (x) permitting the acquisition by Stable and Best (or their subsidiaries) of up to 3% of the outstanding shares of Common Stock outside of the Investment Vehicles (provided that (i) Stable or Best, as applicable, notifies BAM Canada of such transactions and (ii) such shares are voted in the same manner and in conformance with how BRH III votes its shares of Common Stock) and (y) relating to transfers of interests, capital calls and commitments, carried interest and other amounts payable to the managing member of BRH III, and additional tax matters arrangements between BAM Canada and Stable and Best.

The summary contained herein of the Stable Letter Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which are filed as Exhibit 8 hereto and which is incorporated herein by reference.

Except as referenced above or as described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7. Material To Be Filed as Exhibits

Exhibit 1
Standby Purchase Agreement dated as of December 16, 2011 by and among Rouse Properties, Inc., General Growth Properties, Inc., Brookfield US Corporation and Brookfield Asset Management Inc. (incorporated herein by reference to Exhibit 10.6 to the Form 10 registration statement of Rouse Properties, Inc. filed on December 20, 2011).

Exhibit 2
Form of Registration Rights Agreement between Rouse Properties, Inc. and affiliates of Brookfield Asset Management (incorporated herein by reference to Exhibit 4.1 to the Form 10 registration statement of Rouse Properties, Inc. filed on December 20, 2011).

Exhibit 3
Form of Limited Liability Company Agreement (incorporated herein by reference to Exhibit 4 to the Schedule 13D filed by Brookfield Asset Management Inc., Partners Limited, Brookfield Holdings Canada Inc., Brookfield Private Funds Holdings Inc., Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP, Brookfield US Holdings Inc., Brookfield US Corporation, Brookfield REP GP Inc., Brookfield Retail Split LP, Brookfield Retail Split II LLC, Brookfield Retail Holdings LLC, Brookfield Retail Holdings II LLC, Brookfield Retail Holdings III LLC, Brookfield Retail Holdings IV-A LLC, Brookfield Retail Holdings IV-B LLC, Brookfield Retail Holdings IV-C LLC, Brookfield Retail Holdings IV-D LLC, Brookfield Retail Holdings V LP and Brookfield Retail Holdings VI LLC on January 23, 2012).

Exhibit 4
Form of Limited Partnership Agreement (incorporated herein by reference to Exhibit 5 to the Schedule 13D filed by Brookfield Asset Management Inc., Partners Limited, Brookfield Holdings Canada Inc., Brookfield Private Funds Holdings Inc., Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP, Brookfield US Holdings Inc., Brookfield US Corporation, Brookfield REP GP Inc., Brookfield Retail Split LP, Brookfield Retail Holdings LLC, Brookfield Retail Holdings II LLC, Brookfield Retail Holdings III LLC, Brookfield Retail Holdings IV-A LLC, Brookfield Retail Holdings IV-B LLC, Brookfield Retail Holdings IV-C LLC, Brookfield Retail Holdings IV-D LLC, Brookfield Retail Holdings V LP and Brookfield Retail Holdings VI LLC on January 23, 2012).

Exhibit 5
Voting Agreement, dated as of October 25, 2010, by and among Brookfield Retail Holdings LLC, Brookfield Retail Holdings II LLC, Brookfield Retail Holdings III LLC, Brookfield Retail Holdings IV-A LLC, Brookfield Retail Holdings IV-B LLC, Brookfield Retail Holdings IV-C LLC, Brookfield Retail Holdings IV-D LLC and Brookfield Retail Holdings V LP (incorporated herein by reference to Exhibit 6 to the Schedule 13D filed by Brookfield Asset Management Inc., Partners Limited, Brookfield Holdings Canada Inc., Brookfield Private Funds Holdings Inc., Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP, Brookfield US Holdings Inc., Brookfield US Corporation, Brookfield REP GP Inc., Brookfield Retail Split LP, Brookfield Retail Holdings LLC, Brookfield Retail Holdings II LLC, Brookfield Retail Holdings III LLC, Brookfield Retail Holdings IV-A LLC, Brookfield Retail Holdings IV-B LLC, Brookfield Retail Holdings IV-C LLC, Brookfield Retail Holdings IV-D LLC, Brookfield Retail Holdings V LP and Brookfield Retail Holdings VI LLC on January 23, 2012).

Exhibit 6	Joint Filing Agreement, dated as of January 23, 2011, by and among China Investment Corporation, Stable Investment Corporation, and Best Investment Corporation.

Exhibit 7
Amended and Restated Letter Agreement, dated as of October 25, 2010, by and between the Stable Investment Corporation and Brookfield Retail Holdings III LLC (incorporated herein by reference to Exhibit 9 to the Schedule 13D filed by Brookfield Asset Management Inc. Partners Limited, Brookfield Holdings Canada Inc., Brookfield Private Funds Holdings Inc., Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP, Brookfield US Holdings Inc., Brookfield US Corporation, Brookfield REP GP Inc., Brookfield Retail Split LP, Brookfield Retail Holdings LLC, Brookfield Retail Holdings II LLC, Brookfield Retail Holdings III LLC, Brookfield Retail Holdings IV-A LLC, Brookfield Retail Holdings IV-B LLC, Brookfield Retail Holdings IV-C LLC, Brookfield Retail Holdings IV-D LLC and Brookfield Retail Holdings V LP and Brookfield Retail Holdings VI LLC on January 23, 2012).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2012	CHINA INVESTMENT CORPORATION

	By:	/s/ Lou Jiwei
Name: Lou Jiwei
Title: Chairman and Chief Executive Officer

Dated: January 23, 2012	STABLE INVESTMENT CORPORATION

	By:	/s/ Li Keping
Name: Li Keping
Title: Executive Director

Dated: January 23, 2012	BEST INVESTMENT CORPORATION

	By:	/s/ Li Keping
Name: Li Keping
Title: Executive Director

EXHIBIT 6

JOINT FILING AGREEMENT

THIS JOINT FILING AGREEMENT is entered into as of January 23, 2012, by and among the parties hereto.  The undersigned hereby agree that the Statement on Schedule 13D with respect to the common stock, $0.01 par value per share (the “Common Stock”), of Rouse Properties, Inc., a Delaware corporation, and any amendment thereafter signed by each of the undersigned shall be (unless otherwise determined by the undersigned) filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: January 23, 2012	CHINA INVESTMENT CORPORATION

	By:	/s/ Lou Jiwei
Name: Lou Jiwei
Title: Chairman and Chief Executive Officer

Dated: January 23, 2012	STABLE INVESTMENT CORPORATION

	By:	/s/ Li Keping
Name: Li Keping
Title: Executive Director

Dated: January 23, 2012	BEST INVESTMENT CORPORATION

	By:	/s/ Li Keping
Name: Li Keping
Title: Executive Director

SCHEDULE I

Directors and Executive Officers of China Investment Corporation

The following table sets forth the name, position with China Investment Corporation and present principal occupation of each director and executive officer of China Investment Corporation.  Unless otherwise indicated below, the business address of each such person is New Poly Plaza, No. 1 Chaoyangmen Beidajie, Dongcheng District, Beijing, 100010, People’s Republic of China, and each such person is a citizen of the People’s Republic of China.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Lou Jiwei Chairman and Chief Executive Officer		Chairman and Chief Executive Officer of CIC
Gao Xiqing Vice Chairman and President		Vice Chairman and President of CIC
Li Keping Executive Director, Executive Vice President and Chief Investment Officer		Executive Director, Executive Vice President and Chief Investment Officer of CIC
Zhang Xiaoqiang Non-Executive Director	38 South Yuetan Street, Xicheng District, Beijing, China	Deputy Chairman of the National Development and Reform Commission
Li Yong Non-Executive Director	3 Sanlihe Nansanxiang, Xicheng District, Beijing, China	Vice Minister of Finance of the People’s Republic of China
Chen Jian Non-Executive Director	No. 2 Dong Chang’an Avenue, Beijing, China	Vice Minister of Commerce of the People’s Republic of China
Hu Xiaolian Non-Executive Director	32 Chengfang Street, Xicheng District, Beijing, China	Deputy Governor of the People’s Bank of China
Fang Shangpu Non-Executive Director	Huarong Plaza, No. 18 in Fucheng Road, Haidian District, Beijing	Deputy Administrator of the State Administration of Foreign Exchange
Liu Zhongli Independent Director	3 Sanlihe Nansanxiang, Xicheng District, Beijing, China	Chair of the Chinese Institute of Certified Public Accountants
Wang Chunzheng Independent Director	No.22, Xianmen Street, Xicheng District, Beijing, China	Executive Vice Chairman of China Center for International Economic Exchanges
Li Xin Employee Director		Employee Director and Head of Human Resource Department of CIC
Jin Liqun Chairman of Board of Supervisors		Chairman of Board of Supervisors of CIC
Peng Chun Executive Vice President		Executive Vice President of CIC
Fan Yifei Executive Vice President		Executive Vice President of CIC
Xie Ping Executive Vice President		Executive Vice President of CIC
Wang Jianxi Executive Vice President		Executive Vice President of CIC
Liang Xiang Member of the Executive Committee		Member of the Executive Committee of CIC

SCHEDULE II

Directors and Executive Officers of Stable Investment Corporation

The following table sets forth the name, position with Stable Investment Corporation and present principal occupation of each director and executive officer of Stable Investment Corporation.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Li Keping, Executive Director	New Poly Plaza, No. 1 Chaoyangmen Beidajie, Dongcheng District, Beijing, 100010	Executive Director, Executive Vice President and Chief Investment Officer of CIC	People’s Republic of China

SCHEDULE III

Directors and Executive Officers of Best Investment Corporation

The following table sets forth the name, position with Best Investment Corporation and present principal occupation of each director and executive officer of Best Investment Corporation.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Li Keping, Executive Director	New Poly Plaza, No. 1 Chaoyangmen Beidajie, Dongcheng District, Beijing, 100010	Executive Director, Executive Vice President and Chief Investment Officer of CIC	People’s Republic of China